

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 12, 2016

<u>Via E-mail</u>
Cassandra Tavukciyan
President and Chief Executive Officer
Armeau Brands Inc.
1805-141 Lyon Court
Toronto, ON Canada M6B 3H2

> **Re:** **Armeau Brands Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 6, 2016**
> **File No. 333-210190**

Dear Ms. Tavukciyan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2016 letter.

<u>Promoters…, page 37</u>

1.   We note your amended disclosure regarding the issuance of shares and their transfer to Ms. Tavukciyan. Please clarify the number of these shares, when these shares were sold to Ms. Tavukciyan and what consideration was received for their transfer. Also, reconcile this disclosure with disclosure elsewhere in your prospectus where you indicate Ms. Tavukciyan holds 7,500,000 shares which she acquired on January 20, 2016 and that 100 shares were cancelled on January 20, 2016.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: William MacDonald, Esq.
        MacDonald Tuskey